Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

04 JAN -2 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

December 18, 2003

04012190

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

SUPPL

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No.: 1067-D-18

Enclosed please find an original and a copy of a Form 45-501F1 dated **December 16, 2003** relating to the sale of various convertible debentures of ZTEST as indicated in the form.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

JOHNSTONE & COMPANY

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission (with enclosures)
British Columbia Securities Commission (with enclosures)
TSX Venture Exchange (with enclosures)
ZTEST Electronics Inc. (with enclosures)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (with enclosures)

Encls.
KES/vl

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dlw 1/22

Exemption no.
82-4637

FORM 45-501F1

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon
clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

ZTEST Electronics Inc.
523 McNicoll Avenue
North York, Ontario
M2H 2C9

2. **Full name and address of the issuer of the securities traded.**

ZTEST Electronics Inc.
523 McNicoll Avenue
North York, Ontario
M2H 2C9

3. **Description of the securities traded.**

(i) $942,763.63 in convertible debentures bearing no interest for a period of three (3) years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted if converted in the first two years and for each $0.11 of debt converted if converted in the third year. Each unit consists of a common share and a warrant with each warrant entitling the holder to acquire a common share at a price of $0.10 per share if the debenture is converted in the first two years and $0.11 per share if the debenture is converted in the third year. The warrants expire on the earlier of two (2) years from conversion and the due date of the debenture **(the "3 Year Unit Debentures")**;

(ii) $222,292.50 in convertible debentures bearing no interest for a period of two (2) years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted. Each unit consists of a common share and a warrant with each warrant entitling the holder to acquire a common share at a price of $0.10 per share. The warrants expire on the due date of the debenture (the **"2 Year Unit Debentures"**); and

(iii) $78,537.50 in convertible debentures bearing no interest for a period of two (2) years and convertible into common shares at the rate of one (1) common share for each $0.10 of debt converted (**the "2 Year Share Debentures)**.

4. **Date of trade(s).**

December 16, 2003

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Stephanie Carey Nassau, Bahamas	$162,640 3 Year Unit Debenture	$162,640	$162,640	Section 2.3 of OSC Rule 45-501

J.T. Risty Enterprises Ltd. Kitchener, Ontario	$107,000 3 Year Unit Debenture	$107,000	$107,000	"
Bungamina Investments Inc. Toronto, Ontario	$193,188.50 3 Year Unit Debenture	$193,188.50	$193,188.50	"
Minjay Holdings Inc. Kitchener, Ontario	$178,797 3 Year Unit Debenture	$178,787	$178,797	"
Thomas Franklin Limited Cambridge, Ontario	$222,292.50 2 Year Unit Debenture	$222,292.50	$222,292.50	"
Joanne Moore Newmarket, Ontario	$23,874.38 3 Year Unit Debenture	$23,874.38	$23,874.38	"
Romauld Pawluczyk Conestogo, Ontario	$6,687.50 3 Year Unit Debenture	$6,687.50	$6,687.50	"
Investco Bahamas Ltd. Nassau, Bahamas	$128,400 3 Year Unit Debenture	$128,400	$128,400	"
Winchester Real Estate Investment Trust Inc. Toronto, Ontario	$58,850 3 Year Unit Debenture	$58,850	$58,850	"
Brian Reilly Dublin, Ireland	$39,600 2 Year Share Debenture	$39,600	$39,600	"
Rolf Von Fintel Bradford, Ontario	$33,000 2 Year Share Debenture	$33,000	$33,000	"
Ted Drzazga Brampton, Ontario	$83,326.25 3 Year Unit Debenture	$83,326.25	$83,326.25	Section 2.1 of Multilateral Instrument 45-105
John Perreault Richmond Hill, Ontario	$5,937.50 2 Year Share Debenture	$5,937.50	$5,937.50	"

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   None

8. **Calculation of Fees payable upon filing Form 45-501-F1: (See section 7.3 of Rule 45-501 Exempt Distributions).**

   Total Fees payable: None

9. **Certificate of seller or agent of seller.**

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto, Ontario

this 16th day of December, 2003 .

ZTEST ELECTRONICS INC.

(Name of seller or agent - please print)

(Signature)

SECRETARY

(Official capacity - please print)

WILLIAM R. JOHNSTONE

(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416)593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

Ontario Securities Commission
Suite 1900, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8

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